UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 15, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcript of the UBS Group AG 2Q24 Earnings call remarks and
Analyst Q&A, which appears immediately following this page.

Second quarter 2024 results

14 August 2024
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers

for slides

refer to

the second

quarter

2024 results

presentation.

Materials

and a

webcast
replay are available at www.ubs.com/investors

Sergio P.

Ermotti
Slide 3 – Key messages

Thank you, Sarah and good morning,

everyone.

It

has

been

a

little over

a

year

since

the closing

of

the acquisition.

We

made significant

progress

and UBS
continues to deliver on all of its commitments

to stakeholders.

Putting the

needs of

clients first

during a

challenging market

environment has

allowed us

to maintain

solid
momentum while we

fulfill our objective

of completing the

integration by the

end of 2026.

As a consequence,
not only

we have

dramatically reduced

the execution

risk of

the integration,

we are also

well positioned

to meet
all of our financial targets

- and return to the level

of profitability UBS delivered before

being asked to step in
and stabilize Credit Suisse.

I am

particularly proud

to note

that across

the combined

organization our

people are

embracing the

pillars,
principles and behaviors that drive

UBS’s culture.

These include client centricity and collaboration

and enable
us to successfully manage risk and act with

accountability and integrity.

I’d like to thank all my colleagues around the world

for their dedication and hard work.
Our second-quarter results contributed to a

strong first-half performance, reflecting the strength

of our client
franchises and

disciplined implementation of

our strategy

and integration

plans.

Reported net

profit for

the
first half was 2.9 billion, with underlying PBT of 4.7

billion and an underlying return on

CET1 capital of 9.2%.

We strengthened our capital position and maintained a balance sheet for all seasons, with a CET1 capital ratio
of 14.9%

and total

loss-absorbing capacity of

around 200

billion.

Our parent

bank is

well capitalized,

even
after withstanding the removal of

significant regulatory concessions previously granted to Credit

Suisse.

As a
result, we are

executing on our 2024 capital return

plans and, as I mentioned last

quarter,

we are committed
to delivering on our mid-to-long term ambitions

for dividends and buybacks.

Turning

to the integration, we

have captured nearly

half of our

targeted gross cost

savings as we

restructure
our core

businesses and

wind down

Non-core and

Legacy,

where we

have materially

reduced risk-weighted
assets over the last twelve months.
As

part

of

our

de-risking efforts,

we

have

also

made

good

progress

addressing

Credit

Suisse’s

legacy

legal
issues, including the Supply Chain Finance

Funds and Mozambique matters.

Following these

intense months

of execution,

during which

we obtained

more than

180 approvals

from roughly
80 regulators

in more

than 40

jurisdictions, we

completed the

mergers of

our parent

and Swiss

banks, and
transitioned to a single U.S. intermediate holding

company.
This clears the way for the next set of critical milestones that will support the realization of further integration synergies.
But let me reiterate something you’ve heard me say before: We still have a lot of work ahead of us to address
Credit Suisse’s structural lack of sustainable profitability.

While we

are encouraged by

the significant

progress we

have made

across the

Group, the

path to

restoring
profitability to the pre-acquisition levels won’t be linear.

We are

now entering

the next

phase of

our integration which

will be

key to

realizing the

further substantial
cost, capital, funding and tax benefits necessary

to deliver on our 2026 financial targets.

We are following through on our plans amid heightened uncertainties in the markets. These are the moments in which UBS proves its strength, resilience and superior ability to serve and advise clients.

This is reflected in the trust that our clients have placed in us every quarter since the close, with a total of 127 billion in net new assets.

We’ve

also

remained

focused

on

our

strategic

objectives

to

enhance

our

client

offering

and

leverage

the
breadth, scale and synergies of our combined franchises.

In the

Investment Bank,

I am

pleased by

the client

response to

the strategic

additions we

have made

to reinforce
our capabilities and competitive position.

The first-half performance is

a positive signal

that the investments are

paying off.

In Global Markets

we saw
the highest second

quarter on record.

And in Global

Banking we have

captured sizeable market

share gains.
Importantly, we achieved these results without compromising on our risk and capital discipline.
We are also

increasing collaboration across the firm

as GWM clients continue to benefit

from our IB products
and

capabilities.

This

drove

the

majority

of

wealth

management’s

expansion

of

client

activity

this

year,
particularly in the Americas and APAC.

Another

example

is

our

newly

created

Unified

Global

Alternatives

unit

which

combines

our

Alternatives
investment capabilities across GWM and Asset Management.

In

fact,

this

is

not

just

an

internal

cooperation.

We

are

reshaping

the

competitive

landscape

by

effectively
creating a

top-5 global

player and

Limited Partner

with 250

billion in

invested assets

across hedge funds,

private
equity, private credit, infrastructure and real estate.

Unified

Global

Alternatives

will

offer

our

institutional,

wholesale,

wealth

management

clients

a

more
comprehensive

offering

and

enhanced

access

to

exclusive

co-investment

opportunities.

It

will

also

provide
General Partners with a single point of access

to the full distribution power of our firm.

In Asset Management, we

are offsetting margin compression by

increasing operational efficiency, which is one
of the key focus areas for the business.

In Switzerland, we

continue to enjoy

the trust of

our clients, despite

a very competitive

and, at times,

less-than-
constructive environment.

With around 30 billion Swiss

francs in net new deposits

in the last 13 months and approximately

350 billion of
loans extended to clients, we continue to maintain

our role as an important engine of credit.

Since the acquisition we granted or renewed around 85

billion Swiss francs of loans.

Higher

interest

rates,

the

cost

of

increased

regulatory,

capital

and

liquidity

requirements,

a

changing
macroeconomic outlook, and,

last but not least,

the necessity to reprice

some loans granted

by Credit Suisse at
unacceptable risk-returns are having an impact on pricing

of new credit.
Of course, those are not always easy discussions to have with clients, but we are constructively engaging with them, and I believe the vast majority understand

the rationale.

Switzerland is

a key

pillar of

our strategy

and we

are fully

committed to

maintaining our

leadership. Swiss

clients
and

the

economy

benefit

from

UBS’s

unparalleled,

competitive

global

reach

and

capabilities.

In

turn,

our
Swissness is a unique differentiator when serving clients

around the world.

As a testament of

this symbiosis, we were

recognized by Euromoney as Switzerland’s Best

Bank for the tenth
time since 2012 and the world’s best bank.

As

we

continue

our

integration

journey

in

the

Swiss

business,

we

believe

it

will

be

important

to

further
communicate with all our

stakeholders about our

approach and strategy.

To

that end, in September, our head
of Switzerland, Sabine

Keller-Busse, will present

at our flagship

Best of

Switzerland conference, which brings
together investors and corporate clients.

Looking ahead and

more broadly,

ongoing geopolitical tensions

and anticipation ahead

of U.S. elections

will
likely result in heightened market volatility compared

to the first half of the year.

In this environment we have two key

priorities: First, we must continue to help

clients manage the challenges
and opportunities that arise.
Second, we

must stay

focused and

not allow

short-term market

dynamics to

distract us

from achieving

our
ultimate goal,

which is

to continue

to execute

on the

integration and

invest strategically to

position UBS

for
long-term value creation.

The management appointments

we announced in

the second quarter

will enable us

to continue to

progress on
this journey. At the same time, we can put even more emphasis on our priorities and prospects for sustainable
growth, particularly in the Americas and Asia-Pacific.

We are

confident this will

also help us

to deliver better

outcomes for our

clients and the

communities where
we live and work.

With that, I hand over to Todd.
Todd

Tuckner
Slide 5 – Sustained revenue momentum with steady

progress on cost reduction
Thank you Sergio, and good morning

everyone.
In the second quarter,

we delivered strong underlying profitability,

and we made further progress

in reducing
costs and optimizing our balance sheet.
Net profit in the quarter was 1.1 billion.

Our EPS was 34 cents and our underlying return on CET1 capital was
8.4%.
Throughout my remarks

today,

I refer to

underlying performance in US

dollars and make comparisons

to our
performance

in the

first quarter, unless

stated otherwise.

From the

third quarter

onwards, we’ll

revert to

making
year-on-year comparisons as, by

then, the prior year period

will fully capture combined performance

post the
Credit Suisse acquisition.
Slide 6 – 1.1bn net profit with strong underlying profitability
Turning

to slide 6.

Total

revenues for the

quarter reached

11.1 billion with

top-line performance in

our core
businesses holding up nicely from a strong first quarter, down 2% sequentially.
Net interest

income headwinds

were partially

offset by

higher recurring

fee income

in our

wealth and

Swiss
businesses, and by improving activity in IB capital

markets.

Revenues in our

Non-core and Legacy

business were positive

in the quarter,

albeit 0.6 billion

lower versus an
exceptional first quarter.

On a reported basis, revenues reached 11.9 billion and included 0.8 billion of mainly purchase price allocation adjustments in our core businesses, with an additional

0.6 billion expected in the third quarter.
Underlying operating

expenses in

the quarter

were 9

billion, decreasing

by 3%.

Excluding litigation

and variable
and Financial

Advisor compensation

tied to production,

expenses were also

down 3% as

we further

progressed
our cost-cutting and workforce-management initiatives

despite the intense integration agenda.

At the end of the second quarter,

there were about 35 hundred fewer

total staff compared to the end

of the
first quarter, and 23 thousand, or 15%, fewer since the end of 2022.
Integration-related

expenses

in

the

quarter

were

1.4

billion,

resulting

in

reported

operating

expenses

of
10.3 billion.

Credit loss expense was 95 million, driven by a small

number of positions in our Swiss corporate

loan book.

Our

tax

expense

in

the

quarter

was

293

million,

representing

an

effective

rate

of

20%,

helped

by

NCL’s
performance and the initial positive effects of completed

legal entity mergers.
In the second

half of 2024,

excluding the effects of

any DTA

re-valuation, we expect the

effective tax rate to
be around 35%,

mainly as expected pre-tax

losses in legacy Credit

Suisse entities can’t be

fully offset against
profits elsewhere in the Group.

The tax rate could benefit if NCL continues to

perform better-than-expected.

We continue to expect the

ongoing optimization of our

legal entity structure to gradually

support a return to

a
normalized tax rate of around 23% by 2026.
Slide 7 – Ongoing progress on gross and net cost saves
Turning to our quarterly cost update on slide 7.

Exiting the second quarter, we achieved an additional 900 million in gross cost saves when compared to three months earlier,

bringing the

cumulative total since

the end

of 2022

to 6

billion, or

around 45%

of our

total
gross cost save ambition.

We estimate that around half of this quarter’s

saves benefit our underlying

opex with the other half reinvested
as planned

in our

technology estate

as well

as to

offset increases in

variable and

Financial Advisor

compensation
tied to production.
To

date we’ve generated around 4 billion of net saves, primarily driven by

NCL, which has shed around 3 and
a half billion of its 2022 cost baseline.
Following the legal entity mergers, we

now turn our focus to

the critical client account and

platform migration
work planned for

our core businesses.

We start in the

fourth quarter with

GWM’s booking hubs

in Hong Kong,
Singapore,

and

Luxembourg, followed

thereafter

by

client

account

transitions in

our

Swiss

booking

center,
which supports both GWM and P&C.

Along with

our ongoing

cost run-down

efforts in

Non-core and

Legacy,

these initiatives

represent

the most
material drivers

of future

cost savings

as we

decommission technology

systems, hardware

and data

centers,
while also unlocking further staff capacity.

As I highlighted

last quarter, the pace

of saves

is expected

to moderately

decelerate from

the quarterly

run rates
observed over

the last

several quarters

while we

prepare for, and initially

undertake, these

significant integration
activities.

We expect to pick-up the pace as

we implement these transitions throughout 2025 and into 2026, particularly benefiting the cost/income ratios

of GWM and P&C.

The rate at which we are incurring integration-related

expenses, which front-run underlying opex saves,

is also
indicative

of

the

headway

we’re

making

on

costs.

In

the

second

half,

we

expect

to

book

2.3

billion

of
integration-related expenses, of

which 1.1

billion in

the third

quarter.

By the

end of

this year,

we expect to
have incurred around 70% of total costs to achieve our

2026 exit rate efficiency targets.
Slide 8 – Maintaining a balance sheet for all seasons

Moving to our balance

sheet.

In the second quarter

we reduced risk-weighted assets

by a further 15 billion,

of
which 8 billion from the active run-down of positions in

our Non-core and Legacy portfolio, which I will come
back to shortly.

Over 8

billion of

the decline

was seen

across

the core

business divisions,

mainly resulting

from the

financial
resource optimization work in GWM and P&C.

As I highlighted earlier in the year, this work is addressing sub-
hurdle returns on capital deployed, including by reducing

deposit and loan volumes.

The upshot is additional
capacity to absorb headwinds from regulatory

and risk methodology changes, model harmonization between
the two banks, and the implementation of

Basel 3 Final, now confirmed for January

2025.

While

we

continue

active

dialogue

with

our

supervisor on

various

aspects

of

the

final

rules,

at

present

we
continue to expect the Day 1

impact of Basel 3 Final

to be around 5%

of RWA, driven mainly

by FRTB.

We’ll
update our estimates by no later than the fourth

quarter as requirements firm.

Our leverage

ratio denominator

decreased by

35 billion

in the

quarter.

This reduction

was driven

by several
factors, including

full repayment

of the

central bank

ELA facility

granted to

Credit Suisse,

lower lending

volumes,
mainly from our financial resource optimization efforts, and the active run-down of our NCL portfolio.
We ended the second quarter with an LCR of 212%,

reflecting the ELA repayment, and TLAC of 198 billion.
Slide 9 – Strong capital position at group and parent bank level
Turning to slide 9. Our CET1 capital ratio as of quarter-end was 14.9%.

The numerator reflects

accruals of this year’s

expected dividend and a

reserve for 2024

share repurchases, of
which we have executed 467 million

of the planned 1 billion,

as of last Friday.

Additionally,

our CET1 capital
includes all relevant portions of the purchase price allocation adjustments made to Credit Suisse’s equity as of the acquisition date last June.

With the 12-month measurement period now concluded, total PPA adjustments against the purchased equity
of Credit Suisse amounted to negative 26.5 billion,

of which about 70% reduced CET1 capital.

Following

completion

of

the

parent

bank

merger

earlier

in

the

quarter,

next

week

we’ll

report

UBS

AG’s
consolidated and standalone capital ratios and

other information for the first time

on a combined basis.

UBS AG’s standalone CET1 capital ratio at quarter-end

is expected at 13.5% on a fully applied

basis.

To

put this capital ratio in perspective, it’s important to compare the way we manage our parent bank capital
versus Credit Suisse’s pre-acquisition practices.

We provide for the complete transition of the risk-weight rule changes applicable

to UBS

AG’s subsidiary

investments,

which overall

are valued

prudently.

Moreover, we don’t
depend on

any affiliate

valuation concession

from the

regulator.

This was

not the

case with

Credit Suisse

before
the take-over,

where its approach overstated

the parent bank’s resilience,

and ultimately limited restructuring
optionality.
In this

context, our

merged parent

bank already

provides for

around 20

billion of

additional capital

resulting
from the

acquisition, including the

progressive add-ons

from growth

in balance sheet

and market share

that
will be phased-in

over five years

starting in 2026.

The result is a

parent bank capital

buffer of around 100

basis
points above the current fully-applied requirement by 2030.
Slide 10 – Global Wealth Management
Moving to our business divisions, and starting

with Global Wealth Management on slide 10.

GWM’s

pre-tax

profit

was

1.2

billion

on

revenues

of

5.8

billion,

which

were

up

3%

year-over-year

on

an
estimated, combined basis.

Against a complex economic backdrop, clients sought our differentiated advice and solutions as evidenced by
continued strong momentum in net new asset

inflows and transactional activity.
Overall,

we

generated 27

billion

of net

new

assets, a

growth

rate

of

2.7%,

with positive

inflows

across

all
regions.

I’m particularly pleased with this result considering the

variety of headwinds to net new asset growth
that the

business successfully navigated

in the

quarter,

including around

6 billion

in seasonal

tax outflows in
the US. Let me unpack this further.

To

date, we’ve

retained

the vast

majority of

Credit

Suisse’s invested

assets notwithstanding

that more

than
40% of Credit Suisse’s wealth advisors have

left since October 2022.

I would also note that these relationship
managers advised

on only

20% of

assets, meaning

that, overall,

we’ve retained

the more

productive Credit
Suisse advisors, a testament to the appeal

of our platform.

We’ve also kept around 80% of the first large wave of maturing fixed term deposits from last year’s win-back campaign, with the peak in maturities expected

in the third quarter.

Furthermore,

we

made

strong

progress

this

quarter

in

our

efforts

to

increase

profitability

on

sub-hurdle
relationships.

Higher returns come from both

driving increased platform revenue and

proactively exiting sub-
par loans, with these actions in the quarter boosting the revenue over RWA margin by around 30 basis points
sequentially.

Lastly, from a macro standpoint, the

equity capital markets,

and in particular

IPO activity, ordinarily a significant
driver of wealth creation and net new asset generation,

have only recently started to recover.
These dynamics underscore the

basis of our short-term

annual guidance of 100

billion for 2024 and

2025 and,
equally,

the

resilience

of

our

net

new

asset

achievement

in

the

quarter

as

well

as

the

high

level

of

client
conviction in our advice and solutions.

Now, onto details of GWM’s financial performance.

Revenues declined

2% sequentially, as lower

NII and

the expected

sequential drop

in transactional

activity, were
partially offset

by growth

in recurring

net fee

income, supported

by higher

average levels

of fee

generating
assets.

Net

interest

income

decreased

by

2%

sequentially

to

1.6

billion,

driven

by

ongoing

deposit

mix

shifts

and
declining loan volumes, partially offset by our

repricing actions, which as mentioned support

higher returns on
capital and net interest margin.
Looking towards year-end,

we maintain our

previous guidance that

full year 2024

NII will be roughly

flat versus
4Q23 annualized.

This includes

a low-to-mid

single digit

percentage sequential

drop in the

third quarter, driven
by a decrease in volumes,

mix shifts in anticipation

of falling rates,

and the impact

on our replication portfolios.

In arriving at

this outlook, and

in light of

recent rates volatility,

we’re modeling 100

basis points of

US dollar
policy rate reductions by the end of 2024.

The

outlook for

net

interest

income

in

our

US

wealth business

is

expected to

be

influenced by

competitive
dynamics

affecting

the

pricing of

sweep

deposits.

By

the

middle of

4Q24,

we

intend

to

adjust

the

sweep
deposit rates

in our

US advisory

accounts, which,

net of

offsetting factors,

are expected

to reduce

pre-tax profits
by around 50 million annually.
Looking across

our wealth

business beyond

year-end, we expect

an inflection

point in

GWM net

interest income
around the time implied

forwards reach a structural

floor and stabilize, and

clients begin to re-leverage,

driving
loan balances and NII higher.

Moreover,

it’s essential to consider that GWM’s diversified and

CIO-driven fee-generating business model has
proven

both

its

appeal to

clients

and

ability

to

drive

profitable

growth,

even

during

past

periods

of

low

or
negative interest

rates.

Consequently,

in addition

to increased

lending, it’s

reasonable to

expect that

lower
interest rates will spur increased

transactional activity, mandate sales and investments

in alternatives across our
wealth business.

Recurring net

fee income

increased

by 3%

to 3.1

billion from

higher client

balances.

Net

sales

in our

UBS
managed account offerings showed continued momentum,

contributing to a sequentially higher recurring net
fee margin in the quarter.
Transaction-based

revenues

decreased

quarter-on-quarter to

1.1

billion,

but

notably increased

around

14%
year-on-year

on an

estimated, combined basis,

with APAC

up around

30% and

the Americas

up over

20%,
and

broadly

flat

sequentially

versus

a

strong

first

quarter.

Both

regions

performed

exceptionally

well

in
structured products as clients sought customized investment opportunities in an environment of low volatility, high interest rates, and continued global tech appeal.
I would also highlight that

our investments in combining

GWM and IB markets and

solutions capabilities in the
Americas are paying off as evidenced by our transactional revenue performance over the first half of the year,
up around 20% versus the same period in 2023.

Expenses were

roughly flat

quarter-on-quarter.

Excluding compensation-related effects,

underlying operating
expenses

dropped

2%

sequentially.

As

highlighted

earlier,

the

upcoming

client

account

migration

work

is
expected to be a significant driver of cost reductions in

GWM throughout 2025 and into 2026.
Slide 11 – Personal & Corporate Banking (CHF)
Turning to Personal and Corporate Banking on slide 11.

P&C delivered a second quarter pre-tax profit of 645
million Swiss francs.
Revenues were

down 4% sequentially,

driven by an

8% decline in

net interest

income that was

partly offset
with increases in recurring net fees and transaction-based

revenues.

P&C’s NII

in the

quarter was primarily

affected by

higher liquidity

costs and

the SNB’s

25 basis

point interest
rate cut from March, as we kept our Swiss clients’ deposit

pricing unchanged.

In the third quarter, we expect NII to tick

down sequentially by a

low single digit percentage, mainly

due to the
effects of

the SNB’s

second 25

basis-point rate

cut from

late June.

In US

dollar terms,

we expect

NII to

be
roughly flat sequentially.

Despite these effects, as well as higher costs related to the SNB’s move earlier in the quarter to raise minimum
reserve

requirements,

we

nevertheless

reaffirm

our

full-year

2024

guidance

of

a

mid-to-high

single

digit
percentage decline versus

4Q23 annualized,

supported by

our balance

sheet actions.

In arriving at

this outlook,
we are currently

pricing-in up to two further

Swiss franc policy rate

reductions of 25 basis

points each by the
end of 2024.
Assuming Swiss franc interest

rates stabilize next year,

as the forward

rate curve presently implies,

we expect
shortly thereafter to see steadying volumes and an inflection point in P&C’s net interest income.
We also

expect by

then that

our balance

sheet optimization work

will be

largely complete, with

loan pricing
reflecting a more

appropriate cost of risk

across the Swiss

credit book.

These efforts are

necessary to restore
returns on capital deployed and net interest margin

in our Swiss business to pre-acquisition levels.

In this respect, we saw net new lending outflows of 3.4 billion Swiss francs this quarter,

driven by repricing of
sub-hurdle volumes,

despite having

renewed or

granted new

loans to

our Swiss

clients of

around 30

billion
Swiss francs in 2Q.
Transaction-based revenues

were up

2% mainly

from higher

credit card

usage.

Recurring

net fee

income gained
3%

on

higher

custody

assets.

Together,

these

non-NII

revenue

lines,

up

2%,

demonstrate

the

business’s
effectiveness in staying close to clients and minimizing

merger dis-synergies.
Credit

loss

expense

was

92

million,

driven

by

a

small

number of

positions

in

our

corporate

loan

book, as

I
mentioned earlier.

Even with the increased focus on

risk-based pricing for maturing loan positions, our Swiss
credit portfolio remains of very high quality, with an impaired loan ratio of 1.1%, down sequentially, albeit up versus pre-Credit Suisse acquisition levels.
For the

foreseeable future,

we expect

CLE to

remain

at broadly

similar levels

given increased

book-size post
merger, the relative strength of the Swiss franc and

some economic softness

in the main Swiss export

markets.
Operating expenses were flat sequentially.

Similar to GWM, future cost

reductions in P&C will be

closely tied
to the client account and

platform migration work for Booking Center Switzerland, planned to commence by
the second quarter of 2025.
Slide 12 – Asset Management
On slide 12, pre-tax profit in Asset Management increased 26%

to 228 million.

This quarter’s result included a gain of 28 million from the initial portion of the sale of our Brazilian real estate fund management business.

In the

third quarter,

we expect to

record an

additional 60 million

in underlying
pre-tax profit on gains from disposals, mainly from closing the residual portions of this transaction.

Net new

money was

negative 12

billion, with

continued client

demand for

our SMA

offering in

the US

and
positive contribution

from our

China JVs,

only partly

compensating outflows across

asset classes,

particularly
equities.

While integration efforts

to consolidate platforms may

constrain AM’s net

new money performance over

the
next few quarters, we expect our enhanced global reach and increased scale in alternatives and indexing to at least partially offset these headwinds.

Net management

fees dropped

5% as

outflows in

select active products

weighed on

margins.

Performance
fees were roughly stable in the quarter.
During 2Q, AM made

strong progress in improving operational

efficiency, a key focus area I highlighted during
the investor

update earlier

this year.

Operating expenses

were 9% lower

sequentially on

reductions across both
non-personnel and

personnel costs,

partially supported

by lower

variable compensation.

Some of

the sequential
decline in variable comp is expected to normalize

in the third quarter.

Slide 13 – Investment Bank
On to

our Investment Bank’s

performance on slide

13, which, as

in prior

quarters, I compare

on a year-over-
year basis.

The IB delivered a strong second quarter result

with improving capital markets activity supporting an excellent
Banking quarter.

Our Markets businesses

performed well in

an environment reflecting mixed

market trends, in
particular low volatility

in equities, rates

and FX,

as well

as lower cash

equity volumes in

APAC,

where we’re
overweight.
Operating profit

was 412

million, up

from an operating

loss of

14 million

a year

earlier, and up 2%

sequentially,
as the investment banking

backdrop continues to improve.

Investments to deepen

our US presence are having
a positive

impact on

revenues, as

are contributions

of Credit

Suisse talent

across key

sectors of

Banking and
Markets.

Underlying

revenues

grew

by

26%

to

2.5

billion

with

nearly

two

thirds

of

the

increase

coming

from

the
Americas.

I would highlight that our revenue growth was

achieved with broadly similar levels of RWA,

as the
IB continues to manage within the Group RWA limit of 25%, excluding

NCL.

Banking revenues

were up

55% as

we outperformed global

fee pools,

both in

capital markets

and advisory.

Since the

end of

2023, we

have gained

over a

percentage point

in market

share in

each of

our strategic

banking
initiatives, including M&A and sponsors in the Americas.

Regionally, APAC

saw revenues nearly double, while
the US was up 83%.

EMEA declined by 3% against a very

strong prior period.

Capital Markets

revenues were

up 82%

year-over-year

with an

outstanding LCM

performance reflecting

an
increase in

refinancing activity,

mainly in

the US.

Advisory revenues

increased by

23% as

we leveraged

our
strong position in APAC to benefit from increased activity and performed well in the Americas.
The strength

of our

fully integrated

coverage teams

is visible

in our

ability to

win new

mandates, where

we
rank 7
th

globally in announced

M&A volumes, making for

an encouraging deal

pipeline.

While we expect

to
continue capturing

market share,

macro and

geopolitical factors

are likely

to weigh

on continued

sequential
Banking revenue growth in the near term.
Revenues in Markets reached 1.8

billion, the best second

quarter result in over a

decade, up 18% year-on-year
and driven by the Americas, up nearly 40%.
Equities revenues

were up

17%, driven

by both

Derivatives and Cash,

where we

have seen

material gains in
market share.

FRC

was

up

20%

with

broad

increases

across

FX,

credit

and

rates,

benefitting

from

higher

client

activity,
particularly in FX and rates options, partially offset by lower activity and spread compression that affected our
rates flow business.

Operating

expenses

rose

12%,

predominantly

reflecting

higher

variable

compensation

linked

to

improved
performance.
Slide 14 – Non-core and Legacy
Moving to Slide 14.

Non-core and Legacy’s

pre-tax loss in the

quarter was 80 million,

supported by around 400

million in revenues,
principally from gains on position exits

across corporate credit and securitized products,

and further reductions
in the NCL cost base.
Underlying opex

was down

37% sequentially, helped by

releases in litigation

reserves of 172

million.

Excluding
litigation, operating expenses

declined by 17%, as

we made strong progress driving

down personnel costs and
third party spend.
NCL’s

six-month pre-tax

profit

of 117

million, which

far exceeds

earlier loss

expectations, demonstrates

the
business’s skillful management in de-risking

its portfolios and rapidly cutting its costs.

For the second half

of the year,

we expect an underlying pre

-tax loss of around

1 billion, reflecting moderate
short-term upside

to revenues,

and continued

sequential progress

on cost

reduction, albeit

at a

slower rate

than
observed over recent quarters.
Slide 15 – Strong progress on cost and balance sheet reductions in Non-core and

Legacy
Moving to slide 15.
Over the last

four quarters, NCL has

made impressive progress

running down its costs

across all lines,

cutting
its underlying operating expense base by over

2 billion, or around 50%.

NCL has

also excelled in

running down its

balance sheet positions,

significantly contributing to Group

capital
efficiency,

releasing 5 billion

in capital as

a result

of its efforts.

Additionally,

NCL has cut

its non-operational
risk-weighted assets by almost 60% over the last year, including by another 8 billion this quarter, mainly from
actively

exiting

positions

across

its

portfolios,

notably

in

investment

grade

and

high-yield

corporate

credit,
securitized products, and macro.

Similarly,

NCL’s LRD is

down by over

60% since 2Q23,

dropping another 40

billion of leverage

exposure this
quarter,

reflecting lower notionals as

well as lower levels

of HQLA.

In terms of book

closures, NCL shuttered
another 10% of its active books in the quarter, bringing the total since last June to around 45%.

Looking ahead, the progress we

are making is visible in

the natural roll-off profile,

significantly narrowing the
gap to our active run-down expectation of

around 5% of Group RWA by 2026.
Further supporting

this and

as additional

evidence of

NCL’s proficiency

in de-risking

its balance

sheet and

driving
down costs, yesterday we agreed to sell Credit Suisse’s US mortgage servicing business.

This transaction is

expected

to

close

in

1Q25,

and

would

reduce

RWA

by

around

1.3

billion,

LRD

by

around

1.7

billion,

and
annualized costs by around 250 million.
Slide 16 – We are positioning UBS for sustainable growth and long-term value creation
To summarize, the second

quarter demonstrated

the power, scale and

secular growth

potential of

our franchise
as

we

delivered

strong

underlying

profitability

and

continued

to

make

substantial

progress

across

our
integration agenda while reinforcing a balance sheet for

all seasons.
With that, let’s open for questions.

Analyst Q&A (CEO

and CFO)
Giulia Miotto, Morgan Stanley
Hi. Good morning. Thank you for

taking my questions. I'll ask two, please.

So my first one, thank you very
much for the guidance on NII in GWM which

was something the market was looking

forward to. Can I just
ask a clarification? If you look at the current forward curve,

when do you expect NII to bottom exactly?

Do
you think second half 2024 and then we

can grow, or possibly first half of 2025? So that's the first question.
And then the second question is, instead, on the

capital of the parent and in particular the CSI,

it seems to
have a lot of excess capital and upstreaming that

could reduce the impact of – the potential impact from the
proposal in Switzerland. Can we expect UBS to upstream

some of that capital or how are you thinking about
excess capital at subsidiaries? Thank you.
Todd

Tuckner
So, regarding the NII guidance in terms of the implied forward curve.

So as I mentioned, you know, we ended
up pricing in, as you saw, and modeled for a 25 basis point rate cuts through the end of the year. If you look
out in, in terms when the implied forward curve would

suggest bottoming out, you know, we're probably
pricing in more like 7 depending on what you're looking at.

So, you know, I mean, from here, while difficult to speculate, it could be sometime in mid-2025,

but I spent
time what I think is really important to recognize is that,

you know, in a lower NII – lower interest rate
environment, there are significant offsets and tailwinds in the business that we expect to see.

And that was a point that we wanted to

really ensure is well understood because ultimately transaction revenues, re-leveraging and driving up NII from re-leveraging, and also recurring fees from mandate sales, you
know, all have upside in an environment of lower interest rates. In terms of the parent bank capital, you
mentioned our UK – Credit Suisse's UK subsidiary that

has excess capital, of course, we're working on
restructuring and on all of our subsidiaries where we can.

And ultimately, you know, we will as appropriate upstream the capital in any of the subsidiaries in order to alleviate the capital at the parent bank.
Giulia Miotto, Morgan Stanley
Thank you.
Andrew Coombs, Citi
Good morning. Let's just drill down to

the areas where you've perhaps delivered ahead of expectations.

So
firstly, on the Non-core, another successful quarter of actively reducing the RWAs and some further gains on some of those division exits. You're now talking about narrowing that gap in the natural runoff. So based on the natural runoff you’ll be at 6% and you're aiming for

5%.

So I think that is only another USD 5 billion

inside of active RWA management in that business. And now

you
alluded to the close of the US mortgage servicing

business will get you some way towards that.

So, should we
assume that active management within the NCL

book is now largely complete or

will be largely complete by
the end of this year?

And then my second question is just on

costs. Previously, I think you were expecting to be at 50% by end
2024. You're now 55% guiding by end of 2024 of the total cost saving target of next so USD 500 million of
cost saves you realized earlier than expected. Which division is it that these cost are coming through earlier
than expected? And in your mind, is it purely just

a timing issue that coming through earlier as opposed

to a
quantum issue that you're delivering more cost savings

than expected? Thank you.
Todd

Tuckner
Yeah, thanks a lot, Andrew. On the second one in terms of on the costs and the performance and outperformance we're continuing to see. I mean,

that's really driven, as I highlighted in my comments

by NCL
for sure, NCL is driven the lion's share of the gross cost saves to date while the other divisions have
contributed, it has been really a function of their active

rundown of positions, but also the restructuring of
various parts of Credit Suisse as a G-SIB that we've

highlighted in the past is an important part of

taking out
the costs. And a lot of those costs reside, you know, in NCL. So, they've been really the benefactor of the cost
performance. And as we look out towards the end

of the year, the additional progress that we anticipate,
even though, as I suggest, we expect a bit a moderate

deceleration in the gross cost saves, that's expected to
be yielded also by NCL. And as I highlighted,

you know, the core business divisions will then – the ratio of core to non-core or non-core to core in terms of cost takeout will invert as we get into the second half of the
integration agenda and we'll start to see the

significant cost reductions hitting through in particular

GWM
and P&C.
And just on the first, in terms of how we

see the natural runoff and the success we've had

in the quarter, you
know, of course, we're not counting on, you know, extrapolating and we take economic decisions as they
arise and the opportunities arise. And so, you know, difficult to extrapolate the great outcome that we've had
to date to suggest a different outcome than the natural roll-off. And that's why we continue to disclose it.

So, you know, that becomes clear. What is important and Sergio commented this in his remarks that, you know, the uncertainty delta continues to narrow. And that's what you know, I think it's important that, you know, ultimately,

while we can't count on anything in

particular in terms of what can come off the balance
sheet of NCL, in terms of extrapolation, what

we can say is that the uncertainty delta has

narrowed very
significantly.
Andrew Coombs, Citigroup
That's clear. Thank you. I guess the follow on would just be your previous guidance was for a typical run rate
of close to zero revenues from NCL per quarter and presuming that's unchanged?
Todd

Tuckner
Yeah. As I said Andrew,

that we see in the long-term, that's

for sure the case in the short-term, i.e. the 2H
guidance that I offered, we see some modest upside to

current book values on the revenue side. So, some
modest uptake in driving the billion underlying

PBT loss guidance that I offered in my comments.
Andrew Coombs, Citigroup
Thank you.
Jeremy Sigee, BNP Paribas
Hi there. Thank you. Two questions, please. First one, just follows on from just exactly what you were talking
about there, the guidance for the P&L drag from NCL.

Obviously, it's going better than expected, which is

great to see. What would we expect now – previously you

were talking about USD 2 billion P&L drag exit

rate
in 2025 and then USD 1 billion exiting 2026.

And obviously it's going much better

than that with sort of a
UBS 1 billion drag in the second half that you're integrating.

What should we expect for 2025? And

could the
NCL drag be finished within 2025 rather

than carrying on into 2026? Any update

on that would be really
helpful.

And then my second question, just a more sort

of specific one on investment banking costs.

They drifted up a
little bit more than revenues in the second quarter, it's not a big move, but the cost income deteriorated against those strong revenues rather than perhaps you might

have hoped it could have improved a little bit.
So, any comments on the drivers, whether

there's any one-offs in there or anything unusual, just how we should interpret that IB cost number, please
Todd

Tuckner
So, Jeremy, thanks. On the second one in the comp on IB costs, it's the comp quarter, of course, only has
Credit Suisse personnel in for a short period of time

for just the one month when you look

at the year-on-year
comp, whereas the current quarters as you know the people

we've added for the full quarters. So

that's
driving that that variance.
Jeremy Sigee, BNP Paribas
I'm sorry, speaking Q-on-Q, I think the costs are up 3% and the revenues are up 1%. So, I was thinking more
Q-on-Q.
Todd

Tuckner
On – yeah on Q-on-Q, it would be just some

compensation-related effects that were hitting through driving the Q-on-Q. But I'd have to - Go back and

look at that. But really, it's more year-on-year that we focused on.
Jeremy Sigee, BNP Paribas
Which is variable. Okay.
Todd

Tuckner
On the – in terms of the guidance on the P&L

drag and in NCL, in terms of what

we should expect. Look, I
mean, we're really pleased with the performance we've

had to date, as I said in my last comments,

there's no
way to extrapolate from that performance is straight

line and to assume that that's

the, you know, the pace
of which will continue.

So, you know, we – our guidance remains, that's where in terms of the P&L drag at the end of 2026 is right
now, still our best estimate when we come back and talk about an outlook in the fourth quarter going
forward, you know, potentially we update that and see where we are. But for now, that's our best estimate in terms of where we land.
Jeremy Sigee, BNP Paribas
Understood. Thank you very much.
Kian Abouhossein, JP Morgan

Yes, thanks for taking my questions. The first one is related to Wealth Management. First of all, thanks again
for the disclosure. I hope some of the US peers

are listening as this was very helpful relative to what I heard before from US peers. Sweep deposits last Disclosure was $35.7 billion.

I was wondering where we are
roughly right now in the US entity? If you could also

share – share with us the advisory part of that so we

can
kind of understand the adjustment factor

and what rate you are paying now versus what

rate you will be
paying for the fee deposits on this advisory mandates?

And in that context, if you could briefly talk

about
lending, which was down ex-US, just to understand

how much of that is related to adjustments of

your
offering to the CS client versus actually losses in lending?

And then the second question is on legal entity

on page 19, a very useful chart. And you

talk about further
legal entity simplification in the US as well

as the UK legal entity going into a branch,

I was wondering what
capital relief you expect from that or maybe even in subjective terms, if you can talk a little bit about

the
changes that will happen in when you describe

it here on the page.
Todd

Tuckner
Thanks, Kian for the question. So on, in terms

of the second one, first, the simplification

that we talk about is
continuing in the UK and in the US, but also

in other parts of the world, to continue merging

subsidiaries out
of existence to create and unlock more capital, funding and

tax efficiencies, so that's what we're getting to.
So we're working all through that, you know, we just, of course, the big parent bank and

Swiss bank
mergers, we reparented the IHC, but now there's still a lot of work that will continue to unlock these
benefits.

So in terms of capital relief, naturally, to the extent that, and this goes a little bit to the question that was
asked earlier in terms of the repatriation of excess

capital, say in a subsidiary, of course, that is part of the analysis that we go through as we work through it. But it's,

you know, there are contingencies to the timeline
in terms of what triggers and what the timing

could be to merge some of these

entities out of existence.

In terms of GWM, so, you know what I can

say on the sweep deposits, first of all, advisory

is about a third of
the total, the total that we have in sweeps.

So, just to give – to dimension that a bit, this

is I think that's
probably useful to understand. And then as far as

the pricing it goes, of course, the way

we're, first of all, it's
a function of interest rates because I mentioned

we're going to introduce the new rates in advisory in the
fourth quarter because we have to change

systems and go through some transitional work to

get there.

So, we have to see also where interest rates are. So in terms of an absolute price that I can’t offer, but what I
can say is that we will for sure price in the value of the

insurance coverage we offer on deposits that benefit
from multiple programs, multiple bank programs and reciprocal programs that we've invested in and that will
feature into the price of the rate we ultimately offer.

In terms lending balances ex-US the main

driver of that, I mean, you know, clearly we've seen deleveraging in
a higher interest rate market for outside the US, particular in APAC for several quarters running. You know,
we're looking forward and seeing some signs of tapering there, but we continue to see that. As I highlighted,
you know, as rates come down, we do expect that should taper and then start – we start to see clients re-
leverage. But so, the rate environment is driving some

of that but the other part of it, perhaps the more
significant driver is the financial resource optimization work we're doing that, you know, a consequence of
that is that loans will roll off our platform, which is one

of the points I highlighted in connection with

the net
new asset report.
Kian Abouhossein, JP Morgan

And it's not just on sweep. I know that Morgan

Stanley has confirmed 2% rate to be paid.

Should we look at
similar rates and could you just also remind us of

where we are on the sweep volumes at the moment? Last
number we saw was $35.7 billion?
Todd

Tuckner
Yeah. What I can say Kian is that the number is across to come in a little bit and it's driven – is in also some of
the comments I made on mix is driving the 2Q

result. So you could assume that number has come

a little bit
lower and all I could say, you know, get anything further on the rate is, you know, as mentioned competitive dynamics you know will ultimately feature and

how we what – we ultimately settle on a

price – on price for
the sweep deposits.

So, you know, as I said, I gave some views on considerations that we –

that we will factor in. But as far as an
absolute price, you know, that's not at this point something that we have settled on.
Kian Abouhossein, JP Morgan
Thanks.
Anke Reingen, RBC
Yeah, thank you very much for taking my question – questions. The first one is just on the Basel IV impact of
the USD 25 billion on the 1st of January 2025.

I guess you said you will give us a

bit more detail with
potentially before year-end. But I mean, you previously talked about a USD 15 billion net of, yeah, Non-core
rundown. Do you have a – can you give us a

better indication of how the USD 25

billion will actually look on
the 1
st

of January 2025?

And then, sorry, coming back on the NII guidance, just confirming the P&C reiterating of guidance that's on
the US dollar basis rather than Swiss francs.

And just conceptually, I mean I see, I mean, you now assume
more rate cuts than before, but the guidance is reiterated. Can you just maybe highlight what the missing
pieces that allows you to reiterate guidance? Thank you

very much.
Todd

Tuckner
Yeah, thanks, Anke. So on Basel III final, you know, as mentioned, we still expect a USD 25 billion impact is
5% of risk-weighted assets. So in that range,

as you mentioned, we guided in the fourth

quarter in our
investor update that USD 15 billion is in the

core, USD 10 billion’s in non-core I think for now, that split remains pretty robust in terms of how we're thinking, how we're seeing it, and naturally will continue to
work down the NCL portfolio to make that

impact lessened over time.

In terms of the NII guidance for P&C, just, you

asked for clarity on – it is in Swiss francs

so we're guiding in
Swiss francs, we'll offer both in the future to sort of help,

as I mentioned in 3Q, we see low – a low-single-
digit down in Swissy, but flat sequentially in USD. And as I mentioned, you know, I think that's a good outcome that we've had a number of headwinds

that we've been working through, so to reaffirm the
guidance for the full year is also a function

of some management actions that have

been taken, including
some loan repricing actions that have helped.

So those are the drivers of the NII guidance for P&C.
Anke Reingen, RBC

Sorry, just to follow up. So on the 1st of January 25, as the 25 – I mean, the 5%

increase in RWA or should it
be lower because some mitigation or NCL run

down has already kicked-in or reduced the impact?
Todd

Tuckner
No, no, the estimate is on the same basis

we gave it in 4Q terms of the impact because

it's mainly FRTB
driven. So for now assume the guidance

remains and as I said, if we have an update

before we go live with it
- of course we'll come back and provide it.
Anke Reingen, RBC
Okay. Thank you very much.
Chis Hallam, Goldman Sachs
Yeah, good morning and thanks for taking my questions. So first, you've guided for banking to generate
almost twice the baseline revenues by 2026 assuming

supportive markets. So, obviously performance

was
very strong in the second quarter. But then we saw this period of elevated volatility at the start of August. Has
that changed anything in terms of how

close we are now to supportive markets? And how

would you expect
the recovery to progress through the second half of this year?

And then second question, just on profitability, at the start of the year, you said you'd expect to get to around 45% of the USD 13 billion gross savings by the

end of 2024, and you've got that by the end of

the
first half. And you also guided for mid-single-digit

underlying return on core tier one this year and mid to

high
for next year. Consensus is at 6% for this year and 9% for next year. But in the first half you're already above
9%. So how should we be thinking now about

the path for underlying return on core tier one through 2024 and 2025?
Sergio P.

Ermotti
Thank you, Chris. I'll take the first question.

So, look, you know, I think, of course, the market environment, it's quite volatile and there are element of fragility that

we see. But, you know, what is most important for us
is to look through the short-term market dynamics.

And, you know, I can tell you that I'm very confident that
we are building up a very compelling pipeline in

terms of mandate that we win still not

announced and things
that can be then executed in a normalized

market environment.

So, of course, if we see the kind of the volatility

we had in a couple of weeks ago, that would

not be very
helpful for the pipeline. But in general, I'd

stay, you know,

I would say that - positive in respect of our
momentum. So, a good pipeline and good

momentum in winning mandates. But, of course,

it will also
depend on market conditions.
Todd

Tuckner
And Chris, on the second, in terms of a

return on core tier 1 and how it relates to our guidance. So,

you
know, as you mentioned, we initially guided it mid - for mid-single-digits for 2024 and mid-to-high for 2025.
So naturally, if there's an update, we'll bring it to you and we talk about our 2025 expectations later this year.
In terms of where we are, you know, as Sergio highlighted in his comments are the first six months we
generated an underlying return on CET1

of 9.2%. So, obviously we're comfortably ahead

of the target of mid
for 2024.
Amit Goel, Mediobanca

Hi. Thank you. Thanks for taking my questions.

So one, just to follow up, just to make sure I also

had some of
the previous guidance correctly. And I think you mentioned the cost of the reprice on sweep to be about
USD 50 million annually. And so, I mean, I guess, given the one third advisory disclosure, that would imply
only, you know,

just over 40 bps of incremental cost on that

portion and effectively nothing on the rest. So, I
mean I was just kind of curious, I mean, in a way

that you could continue to see outflows,

so I'm wondering
what the capacity is for the group to replace that funding

at similar cost?

And then also just linked to that, if I look then

at the total sweep and the cost of

the sweep, it seems like that
the earnings are pretty similar to what Wealth Management

Americas generates. So I'm just kind of

curious
how you think about Wealth Management Americas

profitability and with some of these headwinds, how
you think you'll get back to that mid-teens operating

margin?

And then secondly, just curious on the parent, you know, is there any scope to shift exposure from foreign participations to domestic in addition to

capital repatriation? And, you know, whether that can be reflected in participation values and, you know, if there is potentially will change coming.

Thank you.
Todd

Tuckner
Thanks, Amit. Yeah, in terms of the second one, shifting exposure domestically, you know, whether that helps, it's way too early to speculate on how

we're going to address and what actions we take. We don't
know what the standards are. So, and where they'll move to mean –

where the standards will move,
assuming they move. And so to speculate

about what mitigating actions might

be available to us is way too
early.
Terms

of sweeps, yeah, I disclosed that the impact

on pre-tax profit is expected be around USD 50 million
annualized in the US Wealth Business. You know, I did say that that's net of offsetting factors. So, that includes an array of banking initiatives and expense

programs across various categories. So, there, I wouldn't
take the USD 50 million as gross income, but actually, as I said, it is a net impact.

And I think, look, you know,
I saw interesting that you asked the question and

then, you know, lead to how we're going to address, you
know, the pre-tax margin issues. You know,

we – nothing has changed on that.

We're, you know, we're focused on that, we know we have to do. The sweep deposit issue, you know, is a
modest hit on that, of course, because it's

something we're saying is adverse to PBT. We think it's
manageable and now we're getting on with the work

of improving the margins on the basis of how we
described that in the past. So, we know we

have to do there and we're taking steps to achieve that.
Benjamin Goy, Deutsche Bank
Hi, good morning. Two questions, please. So the first one on GWM in particular, America, the cost/income ratio remains above 90% and it was better during

low interest rate times. So just wondering with

the mix
shift from NII, and NII falling [indiscernible]

most likely, you see upside to year-end 2026 cost/income ratio improvement in target.

And then secondly on the capital side, you

obviously have the group guiding for 14% CET1,

but you see the
12.5% more the binding constraint and that's the

first half of the question.

The second, with Switzerland
being the only geography introducing FRTB and not

delaying it, do you think that's the

final piece of the
puzzle in terms of higher capital requirements for you?

Thank you.
Sergio P.

Ermotti
Let me take the second part of the question.

Of course, you know, with the 14% guidance we have right
now it stays as it is, and the 12.5%you mentioned

it look-through fully applied 2030 at current requirements,

we will see exactly how things develop in the next

few quarters in terms of future requirements. From FRTB
standpoint of view, of course, as you mentioned, Switzerland will introduce that on January 1. It will be a
short-term competitive disadvantage, we don't

believe it's – we believe it's manageable short-term.

Of course, this, should other jurisdictions not

converge, not to converge to Basel III full

implementation over
the next couple of years then, of course, that

would be – it will be more problematic and we would need

to
think about how to address this matter. So, we remain confident that we will be able to have a level playing field in how we operate and compete globally. But it remains to be seen.
Todd

Tuckner
And Benjamin, here's how we think about the – your

cost/income ratio question for GWM. You know, we're
– we have a look through cost to income ratio presently

of around 80%. You know,

naturally when we plan
the USD 13 billion of gross cost saves and the

less than 70% cost income ratio, GWM factors

in quite
prominently in that piece of work.
And that's why, you know, I've highlighted that the cost income ratio will be benefited by the work that just
going to get going in the next quarter or two,

which is the client account migration work

and platform
consolidation starting in APAC and parts of Europe before the Swiss booking center.

That will drive significant cost down and ultimately, you know, which is why I believe that Wealth and P&C will benefit significantly in the latter half of

the integration work. So in terms of where we

get our cost
income ratio, it will – GWM's cost to income ratio

in the end will be a big contributor to the

group meeting
its target of less than 70% by the end of 2026.
Benjamin Goy, Deutsche Bank
Thanks for that. This was in particular on the

Americas for GWM Americas, but you probably

won't see much
of a cost save benefit, but correct me if I'm wrong. Yeah, indeed from the 90 – from the 90% right now, more towards the 85%, accelerate with the different revenue mix?
Todd

Tuckner
Question was on the Americas, sorry I didn’t

hear it. Look, as I said also to the before and

I've said previously,
we're working towards the mid-teens profit margin over the next couple of years. That's where, you know,
we know we have to narrow the gap where we are, that's where we are working towards.

And that also
features into the, you know, the less than 70% cost/income ratio by the end of 2026, getting to that level.
So, you know, nothing that I've guided to today has changed any of that. We're very focused on taking the
steps to achieve that by that in that timeframe.
Benjamin Goy, Deutsche Bank
Thank you.
Tom

Hallet, KBW
Hi. Thanks for taking my questions. Just

– what do you assume in terms of loan and deposit

growth in the
Swiss business NII guide and your GWM growth in

the second half of the year? And then

secondly, how do
you see deposit mix shift and deposit betas evolving

within that guide as well? Thank you.
Todd

Tuckner

Yeah, thanks, Tom.

So in terms of – in terms of volumes in each

of the businesses, you know, I expect loans
in both of the businesses through the end of 2024

to come slightly in, largely because of

the balance sheet
work that I highlighted in my comments. So,

I think in both cases, loans would come in.

I see deposits as well
through on the GWM side as well towards the end of the

year.

I mean, roughly flat at this point, I see P&C growing deposits whether, you know,

through the rest of this
year but certainly as we look out over the longer

term. So, I would say a little bit of

downward pressure in
terms of loans in large part just given the balance

sheet work that we're doing.

On a deposit side, I see more of sort of flat to

growing in the near to mid-term in terms of the balance

sheet.
And in terms of, deposit mix shifts look, I think

in the end we're, you know, we've been seeing as many
banks have the effects of deposit mix and cash sorting

and rotation for some period of time, you know, as
rates start to come down, we expect that the

cash sorting will continue to taper and it'll

be less of an impact
in terms of the NII.

And, you know, that's a little bit of what we're seeing in our outlook is just given the fact that we expect and
are modeling rates coming in, that we are seeing sort of

in a way, the last vestige of mix shifts, though, as
while rates remain a bit higher. So that's how we see the deposit mix shift evolving.
Tom

Hallet, KBW
Thank you.
Sergio P.

Ermotti
Okay, there are

no more questions. Thank you all for calling in and

your questions. And see you in end of
October for the Q3 results. Thank you.

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UBS AG
By:

/s/ David Kelly

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Name:

David Kelly
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Managing Director

By:

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Date:

August 15, 2024